James P. Shanahan Senior Vice President & Chief Regulatory Counsel	CIT Group Inc. 1 CIT Drive Livingston, NJ 07039 Tel: 973-740-5371 Fax: 973-740-5595 james.shanahan@cit.com

December 2, 2010

Ms. Sharon Blume
Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	CIT Group Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Form 10-Q for the Quarterly Period Ended September 30, 2010 File No. 001-31369

Dear Ms. Blume:

This is to confirm our conversation on Thursday, December 2, 2010, in which you agreed to extend CIT’s time to respond to your comment letter, dated November 18, 2010, from December 3, 2010 to December 17, 2010. Thank you for your consideration in agreeing to this extension.

Sincerely,

/s/ James P. Shanahan
James P. Shanahan Senior Vice President & Chief Regulatory Counsel

cc:	Brittany Ebbertt Staff Accountant